UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TUESDAY MORNING CORPORATION
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

89904V 101
(CUSIP Number)

Osmium Partners, LLC
300 Drakes Landing Road, Suite 172
Greenbrae, CA 94904
Attention: John H. Lewis
Telephone: (415) 785-4044
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 89904V 101
1	NAMES OF REPORTING PERSONS
John H. Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
52,000*

	8	SHARED VOTING POWER
32,185,433**

	9	SOLE DISPOSITIVE POWER
52,000*

	10	SHARED DISPOSITIVE POWER
32,237,433**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,237,433**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.7%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Does not include 29,091 restricted stock units held by Mr. Lewis, all of which are scheduled to vest on November 16, 2022, subject to the terms of the Issuer’s long-term incentive plan and the applicable award agreement.
**Includes warrants to purchase 10,000,000 shares of Common Stock at an exercise price of $1.65 per share.
***This calculation is based on 85,767,021 shares of Common Stock outstanding as of May 9, 2022, as reported by the Issuer in its Current Report on Form 10-Q, filed with the SEC on May 12, 2022, plus the warrants to purchase 10,000,000 shares of Common Stock.

2/11

CUSIP No. 89904V 101
1	NAMES OF REPORTING PERSONS
Osmium Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
32,185,433*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
32,185,433*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,185,433*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.6%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

* Includes warrants to purchase 10,000,000 shares of Common Stock at an exercise price of $1.65 per share.
**This calculation is based on 85,767,021 shares of Common Stock outstanding as of May 9, 2022, as reported by the Issuer in its Current Report on Form 10-Q, filed with the SEC on May 12, 2022, plus the warrants to purchase 10,000,000 shares of Common Stock.

3/11

CUSIP No. 89904V 101
1	NAMES OF REPORTING PERSONS
Osmium Capital, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,390,901

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,390,901

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,390,901

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*This calculation is based on 85,767,021 shares of Common Stock outstanding as of May 9, 2022, as reported by the Issuer in its Current Report on Form 10-Q, filed with the SEC on May 12, 2022.

4/11

CUSIP No. 89904V 101
1	NAMES OF REPORTING PERSONS
Osmium Capital II, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
419,094

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
419,094

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
419,094

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*This calculation is based on 85,767,021 shares of Common Stock outstanding as of May 9, 2022, as reported by the Issuer in its Current Report on Form 10-Q, filed with the SEC on May 12, 2022.

5/11

CUSIP No. 89904V 101
1	NAMES OF REPORTING PERSONS
Osmium Spartan, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
216,845

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
216,845

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
216,845

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.25%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*This calculation is based on 85,767,021 shares of Common Stock outstanding as of May 9, 2022, as reported by the Issuer in its Current Report on Form 10-Q, filed with the SEC on May 12, 2022.

6/11

CUSIP No. 89904V 101
1	NAMES OF REPORTING PERSONS
Osmium Partners (Larkspur SPV), LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,158,593*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,158,593*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,158,593*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Includes warrants to purchase 10,000,000 shares of Common Stock at an exercise price of $1.65 per share.
**This calculation is based on 85,767,021 shares of Common Stock outstanding as of May 9, 2022, as reported by the Issuer in its Current Report on Form 10-Q, filed with the SEC on May 12, 2022, plus the warrants to purchase 10,000,000 shares of Common Stock.

7/11

CUSIP No. 89904V 101
1	NAMES OF REPORTING PERSONS
Osmium Partners (Equation) LLC*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,158,593**

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,158,593**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,158,593**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.5%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*Tensile Capital Partners Master Fund LP is a managing member of Osmium Partners (Equation) LLC, along with Osmium Partners, LLC.
**Includes warrants to purchase 10,000,000 shares of Common Stock at an exercise price of $1.65 per share.
***This calculation is based on 85,767,021 shares of Common Stock outstanding as of May 9, 2022, as reported by the Issuer in its Current Report on Form 10-Q, filed with the SEC on May 12, 2022, plus the warrants to purchase 10,000,000 shares of Common Stock.

8/11

EXPLANATORY NOTE

This Amendment No. 1 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 19, 2021 (the “Schedule 13D”) is being filed on behalf of Osmium Partners, LLC, a Delaware limited liability company (“Osmium Partners”), Osmium Capital LP (“Fund I”), Osmium Capital II, LP (“Fund II”), Osmium Spartan, LP (“Fund III”), Osmium Partners (Larkspur SPV), LP (“Osmium Larkspur”), Osmium Partners (Equation) LLC (“Osmium Equation”) and John H. Lewis (together with Osmium Partners, Fund I, Fund II, Fund III, Osmium Larkspur and Osmium Equation,  the “Reporting Persons”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Tuesday Morning Corporation, a Delaware corporation (the “Issuer”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged.  Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

ITEM 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

Item 6 of this Schedule 13D is hereby incorporated by reference.

ITEM 5.	Interest in Securities of the Issuer

(a) – (b)

The responses of each Reporting Person to rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D Amendment are hereby incorporated by reference into this Item 5.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of any pecuniary interest therein, other than the shares owned directly and of record by such Reporting Person. Osmium Partners and Mr. Lewis may be deemed to share with Fund I, Fund II and Fund III (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the shares of Common Stock directly owned by Fund I, Fund II and Fund III. Osmium Partners and Mr. Lewis may be deemed to share with Osmium Equation and Tensile Capital Partners Master Fund LP (“Tensile”) beneficial ownership of the shares of Common Stock beneficially owned by Osmium Equation and Osmium Larkspur.

(c)          Not applicable.

(d)          Not applicable.

(e)          Not applicable

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

Voting Agreement

On September 12, 2022, the Issuer, Tuesday Morning, Inc. (the “Borrower”), certain other subsidiaries of the Company, certain members of management of the Company (the “Management Purchasers”), and TASCR Ventures, LLC (the “SPV” and, together with the Management Purchasers, the “Purchasers”), a special purpose entity formed by Retail Ecommerce Ventures LLC (“REV”) and Ayon Capital, L.L.C., entered into a Note Purchase Agreement, dated as of September 9, 2022 (the “Note Purchase Agreement”). Pursuant to the Note Purchase Agreement, the SPV will purchase: (i) $7.5 million in aggregate principal amount of junior secured exchangeable notes to be issued by the Borrower (the “FILO C Convertible Notes”); and (ii) $24.5 million in aggregate principal amount of junior secured exchangeable notes to be issued by the Borrower (the “SPV Junior Convertible Notes” and, together with the FILO C Convertible Notes, the “Convertible Notes”). In addition, the Management Purchasers will purchase $3.0 million of junior secured exchangeable notes to be issued by the Borrower. None of the Reporting Persons are purchasers under the Note Purchase Agreement.

In connection with the Note Purchase Agreement, the Issuer and Osmium Larkspur entered into a Voting Agreement, dated as of September 12, 2022 (the “Voting Agreement”). Pursuant to the Voting Agreement, Osmium Larkspur has agreed to vote the 20,158,593 shares of Common Stock it beneficially owns (the “Owned Shares”) to approve, at any meeting of stockholders, an amendment to the Issuer’s certificate of incorporation to (i) increase the number of authorized shares of Common Stock in an amount sufficient to allow for the conversion in full of the Convertible Notes and provide such additional authorized shares as shall be determined appropriate by the Issuer’s Board of Directors and (ii) authorize the Issuer to effect a reverse stock split of the Common Stock at a ratio sufficient to cause the Issuer to regain compliance with the minimum bid price requirements under Nasdaq’s listing rules and allow for the conversion in full of the Convertible Notes (the “Certificate of Incorporation Amendment”). In connection therewith, Osmium Larkspur has irrevocably appointed the officers of the SPV as its proxy to vote the Owned Shares in accordance with the Voting Agreement. Osmium Larkspur further agreed not to transfer the Owned Shares or enter into any hedging transactions with respect to the Owned Shares during the term of the Voting Agreement.  The Voting Agreement will terminate upon the earliest to occur of (1) approval of the Certificate of Incorporation Amendment; (2) termination of the Note Purchase Agreement in accordance with its terms; and (3) December 31, 2022.

9/11

The foregoing description of the Voting Agreement is qualified in its entirety to the full text of the Voting Agreement, which is attached as exhibit 99.6 hereto and is incorporated herein by reference.

Letter Agreement

On September 9, 2022, Osmium Partners, Osmium Equation and Tensile entered into a letter agreement (the “Letter Agreement”) pursuant to which the parties have agreed, except as otherwise agreed by the parties, that upon the expiration or earlier termination of the transfer restrictions set forth in the Voting Agreement, the partnership agreements for Osmium Larkspur and Osmium Equation will be terminated. Upon termination of the partnership agreements, Osmium Partners and Tensile will receive distributions of the shares of Common Stock and warrant held by Osmium Larkspur pro rata in accordance with their respective economic interests in Osmium Larkspur. Osmium Partners currently expects to receive 5,995,282 shares of Common Stock and warrants to purchase 2,974,058 of Common Stock upon termination of the partnership agreements. Tensile would receive 14,163,311 shares of Common Stock and warrants to purchase 7,025,942 shares of Common Stock.

The foregoing description of the Letter Agreement is qualified in its entirety to the full text of the Letter Agreement, which is attached as exhibit 99.7 hereto and is incorporated herein by reference.

Termination of Directors Agreement

On December 31, 2020, the Issuer, Osmium Partners and Osmium Larkspur entered into an agreement pursuant to which Osmium Partners and Osmium Larkspur are entitled to appoint three directors to the Issuer’s Board of Directors (the “Directors Agreement”). On September 9, 2022, the Issuer, Osmium Partners and Osmium Larkspur entered into a letter agreement whereby the parties agreed to terminate the Directors Agreement (the “Termination Agreement”), effective upon closing of the transactions contemplated by the Note Purchase Agreement. Pursuant to the terms of the Note Purchase Agreement, the termination of the Directors Agreement is a condition to closing of the transactions contemplated by the Note Purchase Agreement.

The foregoing description of the Termination Agreement is qualified in its entirety to the full text of the Termination Agreement, which is attached as exhibit 99.8 hereto and is incorporated herein by reference.

ITEM 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented to include the following:

99.6  Voting Agreement, dated as of September 12, 2022, by and among the Issuer and Osmium Larkspur.

99.7  Letter Agreement, dated as of September 9, 2022, by and among Osmium Partners, Osmium Equation and Tensile.

99.8  Termination Agreement, dated as of September 9, 2022, by and among the Issuer, Osmium Partners and Osmium Larkspur.

10/11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2022

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP
Osmium Partners (Equation) LLC
Osmium Partners (Larkspur SPV), LP

By:	/s/ John H. Lewis
John H. Lewis, for (i) himself, (ii) as
Managing Member of Osmium
Partners, LLC, for itself and as
General Partner of Osmium
Capital, LP, Osmium Capital II,
LP and Osmium Spartan, LP and Managing
Member of Osmium Partners (Equation) LLC
and (iii) as a Managing Member of Osmium
Partners (Equation) LLC, as General Partner of
Osmium Partners (Larkspur SPV), LP

11/11